UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                     ASSOCIATED AUTOMOTIVE GROUP INCORPORATED
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                                (Name of Issuer)

                                 Common Stock
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                         (Title of Class of Securities)

                                   045075 10 0
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                                 (CUSIP Number)

                                 Alan R. Sporn
                              27752 Greenfield Drive
                                   Laguna Hills
                                 California 92653
                                  (949) 643-8585
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                  July 18, 2002
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box      /_/


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 045075 10 0                               PAGE 1 OF 4 PAGES

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       NAME OF REPORTING PERSON
  1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Del Rey Beach Properties, LLC.
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       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (A)  /_/
  2                                                               (B)  /_/

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  3    SEC USE ONLY


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  4    SOURCE OF FUNDS (See Instructions)

       WC

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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               /_/


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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       California, USA
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                     7   SOLE VOTING POWER
      NUMBER             3,954,852
        OF         ------------------------------------------------------------
      SHARES         8   SHARED VOTING POWER
   BENEFICIALLY
      OWNED        ------------------------------------------------------------
        BY           9   SOLE DISPOSITIVE POWER
       EACH              3,954,852
    REPORTING      ------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,954,852

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                /_/


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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       34%

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  14   TYPE OF REPORTING PERSON (See Instructions)

       CO
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


                                  SCHEDULE 13D


CUSIP NO. 045075 10 0                               PAGE 2 OF 4 PAGES


                            Statement on Schedule 13D

      This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (the "Common Stock"), of Associated Automotive Group, Incorporated, a Florida public corporation (the "Company"). This Schedule 13D is being filed on behalf of the Reporting Person (as defined below).

ITEM 1.     SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at 2600 South Federal Highway, Delray Beach, Florida 33483.


ITEM 2.     IDENTITY AND BACKGROUND.

      (a) This statement is filed by Del Rey Beach Properties, LLC. (DRBP), a California Limited Liability Company whose sole Member and Officer is Alan
R. Sporn. The Company's head office is at 27752 Greenfield Drive, Laguna Hills, California 92653, and Mr. Sporn is a resident of that State. DRBP is referred to as the "Reporting Person" in this Schedule 13D. DRBP received 538,852 common shares of the Company pursuant to a Share Purchase Agreement between the Company and Associated Automotive Group, Inc.( a private corporation, referred to as "Associated", herein) as fully described in the Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 16, 2002. Mr. Barry Tenzer had entered into an option agreement with DRBP whereby he had agreed to sell 3,416,000 shares in the common stock of Associated Automotive Group, Inc. owned by him to DRBP for the sum of $100. This was part of an overall agreement in consideration for the President of DRBP's providing credit and he and his staff facilitating financing for Associated's operating needs. When Associated was purchased by the Company, the 3,416,000 shares subject to the option were converted into shares of the Company, said shares being subject to the said option. On
July 18, 2002, DRBP exercised its option, and became the owner of the said shares.

      (b) The principal business address of the Reporting Person is:
27752 Greenfield Drive, Laguna Hills, California 92653

      (c) The principal business of the Reporting Person is a real estate owner.

      (d) Neither the Reporting Person nor its sole officer and Member, Alan
R. Sporn have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, neither the Reporting Person nor its sole officer and Member, Alan R. Sporn, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a California Corporation, and its sole officer and Member is a citizen of the United States.

                                  SCHEDULE 13D


CUSIP NO. 045075 10 0                               PAGE 3 OF 4 PAGES

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

DRBP received 538,852 common shares of the Company pursuant to a Share Purchase Agreement between the Company and Associated Automotive Group, Inc. as fully described in the Report on Form 8-K filed by the Company with the Securities and Exchange Commission on January 16, 2002. Mr. Barry Tenzer had entered into an option agreement with DRBP whereby he had agreed to sell 3,416,000 shares in the common stock of Associated, said shared beneficially owned by him, to DRBP for the sum of $100, and other consideration as disclosed in Item 2, above. When Associated was purchased by the Company, the 3,416,000 shares subject to the option were converted into shares of the Company, said shares being subject to the said option. On July 18, 2002, DRBP exercised its option, and became the owner of the said shares.

      The total amount of the funds required to purchase the subject securities was furnished from the working capital of DRBP.

ITEM 4.     PURPOSE OF TRANSACTION.

      The initial 538,852 shares issued to DRBP by the Company was DRBP's parri passu share of the common stock paid by the Company to Purchase Associated, as fully described in the Report on Form 8-K, duly filed by the Company with the SEC on January 16, 2002.

      The remainder of the shares owned by DRBP is the result of the private transaction entered into on October 11, 2001 with Barry Tenzer, then president of Associated, and now President of the Company, more fully explained above in Items 2(a) and 3.

ITEMS 4 (a-j)   Not applicable.

      Except as set forth above in this statement, the Reporting Person does not have any present plans or proposals that relate to or would result in:
(i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF.THE ISSUER.

      (a) and (b) The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Person is based upon 12,202,822 shares of Common Stock outstanding as of March 31, 2002, as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002.

                                  SCHEDULE 13D


CUSIP NO. 045075 10 0                               PAGE 4 OF 4 PAGES


      Please see Items 7, 8, 9, 10, 11, and 13 of the cover sheet for the Reporting Person.

      (c) Except as set forth in Items 3 and 5 above, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

      (d) Except as set forth in Item 3, no person other than the beneficial owner referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

None, except those referred to and appended to the Report on Form 8-K filed by the Company on January 16, 2002, said report incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Report on Form 8-K filed on January 16, 2002, and incorporated herein by reference.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2002

                                        Del Rey Beach Properties, LLC.
                                         /s/ Alan R. Sporn
                                        ------------------------------
                                             Alan R. Sporn, President